Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
October 24, 2006.

Item 3	News Release
The news release was disseminated on October 24, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report further diamond drilling results from the Snowfield gold project in northern British Columbia. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek. Drilling to date on 100-meter centers, with infill holes on 50-meter centers, has outlined a rectangular area approximately 450 meters by 300 meters that is mineralized to depths in excess of 150 meters. Drilling continues to demonstrate continuity and grade consistency of the gold-molybdenum mineralization along strike and down-hole within the targeted zone.

Item 5	Description of Material Change
See attached news release 06-35.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
October 24, 2006.

October 24, 2006 News Release 06-35	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD REPORTS FURTHER DRILL RESULTS FROM SNOWFIELDS PROJECT

Vancouver, B.C. - Silver Standard Resources Inc. is pleased to report further diamond drilling results from the Snowfield gold project in northern British Columbia. The property is located 40 kilometers north of the town of Stewart and 15 kilometers southeast of Barrick’s high-grade gold-silver mine at Eskay Creek. The following table sets out assay results for 10 additional holes of the 26 holes totalling 6,141 meters completed. The reported holes are collared in the southern half of the mineralized zone.

Drilling to date on 100-meter centers, with infill holes on 50-meter centers, has outlined a rectangular area approximately 450 meters by 300 meters that is mineralized to depths in excess of 150 meters. Drilling continues to demonstrate continuity and grade consistency of the gold-molybdenum mineralization along strike and down-hole within the targeted zone. Upon receipt of the remaining assays, Silver Standard will prepare a resource estimate which it expects will be finalized before the end of the fourth quarter of this year. For initial results, see the company’s news release dated September 25, 2006.

Gold-molybdenum mineralization at Snowfield occurs in a zone of pyritic quartz-sericite-chlorite schists that likely represent Jurrassic-age intermediate volcanic rocks. Seabridge Gold Inc. is currently testing gold-copper mineralization at the Mitchell Zone on its Kerr-Sulphurets project which is located approximately two kilometers northwest of the Snowfield Project.

At this stage, Snowfield is a non-core Silver Standard project that is contiguous with the company's silver-gold Sulphurets Project. Silver Standard believes that the Snowfield Project holds considerable value that can be realized on completion of the additional infill and extension diamond drilling planned in 2007. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Snowfield.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. (SSRI-SN)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

SELECTED SNOWFIELD DRILLING RESULTS --- OCTOBER 2006
Hole No.	Collar Location	Dip/ Azimuth	From (meters)	To (meters)	Interval [1] (meters)	Gold Grade (g/t)	Interval [1] (feet)	Gold Grade (oz/ton)
SF-11	E425050/ N6264050	90°/000°	3.4	167.0	163.6	1.85	537.0	0.05
		incl.	3.4	75.6	72.2	2.83	237.0	0.08
SF-12	E425055/ N6263950	- 55/90°	0.5	172.5	172.1	1.51	564.5	0.04
		incl.	0.5	39.9	39.5	2.92	129.5	0.09
SF-13	E424954/ N6263952	- 55/90°	1.9	295.1	293.2	1.27	961.9	0.04
		incl.	37.5	113.7	76.2	2.43	250.0	0.07
SF-14	E424953/ N6263952	90°/000°	1.5	218.9	217.3	1.48	713.0	0.04
		incl.	40.5	96.9	56.4	2.29	185.0	0.07
SF-15	E424054/ N6263951	90°/000°	1.5	122.8	121.3	1.81	398.0	0.05
		incl.	1.5	23.8	22.3	2.65	73.0	0.08
SF-16	E425845/ N6263963	90°/000°	1.5	169.8	168.3	1.95	552.0	0.06
		incl.	3.4	57.0	53.7	3.20	176.0	0.09
SF-17	E424846/ N6263963	- 53/90°	8.2	198.7	190.5	1.81	625.0	0.05
			17.4	75.3	57.9	3.11	190.0	0.09
SF-18	E424742/ N6263946	90°/000°	2.4	162.5	160.1	1.45	525.3	0.04
SF-19	E424803/ N6263850	90°/000°	2.1	83.2	81.1	1.22	266.1	0.04
SF-20	E424852/ N6263903	90°/000°	2.3	159.4	157.1	1.64	515.4	0.05
		incl.	4.0	48.2	44.2	2.61	145.0	0.08
S91-393[2]	E424895/ N6263855	- 40/000	0.0	199.7	199.7	1.95	655.2	0.06
		incl.	83.8	147.8	64.0	3.05	210.0	0.09
S91-394[2]	E424885/ N6264005	- 37/000	0.0	147.2	147.2	1.63	483.0	0.05
		incl.	31.4	83.2	51.8	2.27	170.0	0.07

1. True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfields exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.
2. Re-sampled core from prior operators.